Exhibit 99.1

Aurora Mobile Limited Announces First Quarter 2025

Unaudited Financial Results

SHENZHEN, CHINA, May 29, 2025 – Aurora Mobile Limited (“Aurora Mobile” or the “Company”) (NASDAQ: JG), a leading provider of customer engagement and marketing technology services in China, today announced its unaudited financial results for the first quarter ended March 31, 2025.

First Quarter 2025 Financial Highlights

•	Revenues were RMB89.0 million (US$12.3 million), an increase of 38% year-over-year.

•	Cost of revenues was RMB30.1 million (US$4.2 million), an increase of 66% year-over-year.

•	Gross profit was RMB58.8 million (US$8.1 million), an increase of 27% year-over-year.

•	Total operating expenses were RMB60.6 million (US$8.3 million), an increase of 14% year-over-year.

•	Net loss was RMB1.6 million (US$0.2 million), compared with a net loss of RMB2.6 million for the same quarter last year.

•	Net loss attributable to Aurora Mobile Limited’s shareholders was RMB2.6 million (US$0.4 million), compared with a net loss attributable to Aurora Mobile Limited’s shareholders of RMB2.4 million for the same quarter last year.

•	Adjusted net loss (non-GAAP) was RMB1.2 million (US$0.2 million), compared with a RMB1.3 million adjusted net loss for the same quarter last year.

•	Adjusted EBITDA (non-GAAP) was RMB0.5 million (US$63 thousand), compared with RMB0.2 million for the same quarter last year.

Mr. Weidong Luo, Chairman and Chief Executive Officer of Aurora Mobile, commented, “We have had a great start to 2025. Our Q1’2025 performance and numbers are very impressive.

•	Firstly, our EngageLab business had a “Monster Quarter” where we closed out more than RMB63 million worth of contract value in just one quarter. This brings the total cumulative EngageLab contract value in excess of RMB110 million by March 31, 2025.

•	Secondly, the Group’s revenue this quarter reached RMB89.0 million, achieving a remarkable 38% growth year-over-year. EngageLab’s recognized revenue also grew by 127% year-over-year.

•	Thirdly, our Financial Risk Management business had its best quarter in history, recording the highest quarterly revenue of RMB22.2 million, revenue grew by 64% year-over-year.

•	Fourthly, gross profit grew strongly by 27% year-over-year, achieving the highest gross profit for the past 9 quarters. Gross margin has also improved 520 basis points quarter-over-quarter!

•	Fifthly, we recorded another Adjusted EBITDA profit in this quarter. This marks the 7th consecutive quarterly positive Adjusted EBITDA we have had.

With these numbers above, we are equally excited about 2025. This has no doubt set a great momentum for the rest of the 2025! The progress in our performance and our solid financial position enable us to invest more resources into the development of our enterprise AI agent platform and its global expansion.”

Mr. Shan-Nen Bong, Chief Financial Officer of Aurora Mobile, added, “In Q1’2025, our revenue grew by 38% year-over-year, gross profit grew by 27% whilst operating expenses grew by 14%. Overall, we are pleased to see how the operating expenses have been trending in view of the revenue and gross profit growth. This is a sustainable growth model on a long-term basis.”

First Quarter 2025 Financial Results

Revenues were RMB89.0 million (US$12.3 million), an increase of 38% from RMB64.5 million in the same quarter of last year, attributable to a 39% increase in revenue from Developer Services and a 35% increase in revenue from Vertical Applications. In particular, the revenues from Value-Added Services within Developer Services increased by 269% compared to the same quarter of last year.

Cost of revenues was RMB30.1 million (US$4.2 million), an increase of 66% from RMB18.2 million in the same quarter of last year. The increase was mainly due to a RMB5.6 million increase in media cost, a RMB1.6 million increase in short messaging cost, and a RMB4.7 million increase in other direct costs related to revenue generation.

Gross profit was RMB58.8 million (US$8.1 million), an increase of 27% from RMB46.4 million in the same quarter of last year.

Total operating expenses were RMB60.6 million (US$8.3 million), an increase of 14% from RMB53.0 million in the same quarter of last year.

•	Research and development expenses were RMB24.6 million (US$3.4 million), an increase of 8% from RMB22.7 million in the same quarter of last year, mainly due to a RMB0.9 million increase in personnel costs and a RMB0.8 million increase in cloud cost.

•	Sales and marketing expenses were RMB23.3 million (US$3.2 million), an increase of 34% from RMB17.4 million in the same quarter of last year, mainly due to a RMB5.2 million increase in personnel costs.

•	General and administrative expenses were RMB12.7 million (US$1.7 million), a decrease of 2% from RMB12.9 million in the same quarter of last year, mainly due to a RMB0.6 million decrease in share-based compensation expenses.

Loss from operations was RMB1.5 million (US$0.2 million), compared with RMB5.1 million in the same quarter of last year.

Net Loss was RMB1.6 million (US$0.2 million), compared with RMB2.6 million in the same quarter of last year.

Adjusted net loss (non-GAAP) was RMB1.2 million (US$0.2 million), compared with RMB1.3 million in the same quarter of last year.

Adjusted EBITDA (non-GAAP) was RMB0.5 million (US$63 thousand) compared with RMB0.2 million for the same quarter of last year.

The cash and cash equivalents and restricted cash were RMB113.6 million (US$15.7 million) as of March 31, 2025 compared with RMB119.5 million as of December 31, 2024.

Business Outlook

For the second quarter of 2025, the Company expects the total revenue to be between RMB87.5 million and RMB90.5 million, representing year-over-year growth of approximately 10% to 14%.

The above outlook is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Update on Share Repurchase

As of March 31, 2025, the Company had repurchased a total of 295,179 ADS, of which 16,322 ADSs, or around US$170.5 thousand were repurchased during the first quarter in 2025.

Conference Call

The Company will host an earnings conference call on Thursday, May 29, 2025 at 7:30 a.m. U.S. Eastern Time (7:30 p.m. Beijing time on the same day).

All participants must register in advance to join the conference using the link provided below. Please dial in 15 minutes before the call is scheduled to begin. Conference access information will be provided upon registration.

Participant Online Registration:

https://register-conf.media-server.com/register/BI47c63565ef284b3784a50da74dc4a38e

A live and archived webcast of the conference call will be available on the Investor Relations section of Aurora Mobile’s website at https://ir.jiguang.cn/.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses two non-GAAP measures, adjusted net (loss)/income and adjusted EBITDA, as a supplemental measure to review and assess its operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines adjusted net (loss)/income as net loss excluding share-based compensation. The Company defines adjusted EBITDA as net loss excluding interest expense, depreciation of property and equipment, amortization of intangible assets, income tax expenses/(benefits) and share-based compensation.

The Company believes that adjusted net (loss)/income and adjusted EBITDA help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that it includes in loss from operations and net loss.

The Company believes that adjusted net (loss)/income and adjusted EBITDA provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by the management in their financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using adjusted net (loss)/income and adjusted EBITDA is that they do not reflect all items of income and expense that affect the Company’s operations. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of the non-GAAP financial measures to the most comparable U.S. GAAP measure are included at the end of this press release.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the Business Outlook and quotations from management in this announcement, as well as Aurora Mobile’s strategic and operational plans, contain forward-looking statements. Aurora Mobile may also make written or oral forward-looking statements in its reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Aurora Mobile’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Aurora Mobile’s strategies; Aurora Mobile’s future business development, financial condition and results of operations; Aurora Mobile’s ability to attract and retain customers; its ability to develop and effectively market data solutions, and penetrate the existing market for developer services; its ability to transition to the new advertising-driven SAAS business model; its ability to maintain or enhance its brand; the competition with current or future competitors; its ability to continue to gain access to mobile data in the future; the laws and regulations relating to data privacy and protection; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and Aurora Mobile undertakes no duty to update such information, except as required under applicable law.

About Aurora Mobile Limited

Founded in 2011, Aurora Mobile is a leading provider of customer engagement and marketing technology services in China. Since its inception, Aurora Mobile has focused on providing stable and efficient messaging services to enterprises and has grown to be a leading mobile messaging service provider with its first-mover advantage. With the increasing demand for customer reach and marketing growth, Aurora Mobile has developed forward-looking solutions such as Cloud Messaging and Cloud Marketing to help enterprises achieve omnichannel customer reach and interaction, as well as artificial intelligence and big data-driven marketing technology solutions to help enterprises' digital transformation.

For more information, please visit https://ir.jiguang.cn/.

For investor and media inquiries, please contact:

Aurora Mobile Limited

ir@jiguang.cn

Christensen

In China

Ms. Xiaoyan Su

Phone: +86-10-5900-1548

E-mail: Xiaoyan.Su@christensencomms.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com

_

Footnote:

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.2567 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of March 31, 2025.

AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED INCOME STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

	Three months ended
	March 31, 2024	December 31, 2024	March 31, 2025
	RMB	RMB	RMB	US$
Revenues	64,524	93,153	88,961	12,259
Cost of revenues	(18,152)	(36,468)	(30,117)	(4,150)
Gross profit	46,372	56,685	58,844	8,109
Operating expenses
Research and development	(22,681)	(24,326)	(24,607)	(3,391)
Sales and marketing	(17,391)	(24,583)	(23,303)	(3,211)
General and administrative	(12,932)	(11,392)	(12,676)	(1,747)
Total operating expenses	(53,004)	(60,301)	(60,586)	(8,349)
Other operating income	1,579	3,393	197	27
Loss from operations	(5,053)	(223)	(1,545)	(213)
Foreign exchange (loss)/gain, net	(23)	(62)	38	5
Interest income	2,187	288	236	33
Interest expenses	(6)	(42)	(39)	(5)
Other income/(loss)	15	(805)	-	-
Gains from fair value change	23	45	38	5
Loss before income taxes	(2,857)	(799)	(1,272)	(175)
Income tax benefits/(expenses)	244	105	(336)	(46)
Net loss	(2,613)	(694)	(1,608)	(221)
Less: net (loss)/income attributable to noncontrolling interests	(214)	372	944	130
Net loss attributable to Aurora Mobile Limited’s shareholders	(2,399)	(1,066)	(2,552)	(351)
Net loss per share, for Class A and Class B common shares:
Class A and B Common Shares - basic and diluted	(0.03)	(0.01)	(0.03)	(0.00)
Shares used in net loss per share computation:
Class A Common Shares - basic and diluted	62,687,345	63,200,100	63,254,710	63,254,710
Class B Common Shares - basic and diluted	17,000,189	17,000,189	17,000,189	17,000,189
Other comprehensive income/(loss)
Foreign currency translation adjustments	78	1,357	(82)	(11)
Total other comprehensive income/(loss), net of tax	78	1,357	(82)	(11)
Total comprehensive (loss)/income	(2,535)	663	(1,690)	(232)
Less: comprehensive (loss)/income attributable to noncontrolling interests	(214)	372	944	130
Comprehensive (loss)/income attributable to Aurora Mobile Limited’s shareholders	(2,321)	291	(2,634)	(362)

AURORA MOBILE LIMITED
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of
	December 31, 2024	March 31, 2025
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	119,171	113,267	15,609
Restricted cash	376	375	52
Accounts receivable	50,804	54,071	7,451
Prepayments and other current assets	14,264	17,354	2,391
Total current assets	184,615	185,067	25,503
Non-current assets:
Long-term investments	113,506	113,458	15,635
Property and equipment, net	4,573	4,331	597
Operating lease right-of-use assets	17,146	15,892	2,190
Intangible assets, net	13,767	12,788	1,762
Goodwill	37,785	37,785	5,207
Deferred tax assets	131	167	23
Other non-current assets	6,510	6,503	895
Total non-current assets	193,418	190,924	26,309
Total assets	378,033	375,991	51,812
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loan	3,000	-	-
Accounts payable	32,691	34,114	4,701
Deferred revenue and customer deposits	147,111	156,929	21,625
Operating lease liabilities	4,461	4,152	572
Accrued liabilities and other current liabilities	74,370	66,407	9,151
Total current liabilities	261,633	261,602	36,049
Non-current liabilities:
Operating lease liabilities	13,376	12,292	1,694
Deferred tax liabilities	3,059	2,891	398
Other non-current liabilities	567	567	78
Total non-current liabilities	17,002	15,750	2,170
Total liabilities	278,635	277,352	38,219
Shareholders’ equity:
Common shares	50	51	7
Treasury shares	(1,674)	(2,898)	(399)
Additional paid-in capital	1,045,221	1,047,375	144,332
Accumulated deficit	(995,715)	(998,267)	(137,565)
Accumulated other comprehensive income	20,040	19,958	2,750
Total Aurora Mobile Limited’s shareholders’ equity	67,922	66,219	9,125
Noncontrolling interests	31,476	32,420	4,468
Total shareholders’ equity	99,398	98,639	13,593
Total liabilities and shareholders’ equity	378,033	375,991	51,812

AURORA MOBILE LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended
	March 31, 2024	December 31, 2024	March 31, 2025
	RMB	RMB	RMB	US$
Reconciliation of Net Loss to Adjusted Net (Loss)/Income:
Net loss	(2,613)	(694)	(1,608)	(221)
Add:
Share-based compensation	1,268	795	407	56
Adjusted net (loss)/income	(1,345)	101	(1,201)	(165)
Reconciliation of Net Loss to Adjusted EBITDA:
Net loss	(2,613)	(694)	(1,608)	(221)
Add:
Income tax (benefits)/expenses	(244)	(105)	336	46
Interest expenses	6	42	39	5
Depreciation of property and equipment	380	197	266	37
Amortization of intangible assets	1,369	1,052	1,019	140
EBITDA	(1,102)	492	52	7
Add:
Share-based compensation	1,268	795	407	56
Adjusted EBITDA	166	1,287	459	63

AURORA MOBILE LIMITED

UNAUDITED SAAS BUSINESSES REVENUE

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended
	March 31, 2024	December 31, 2024	March 31, 2025
	RMB	RMB	RMB	US$
Developer Services	44,749	70,998	62,322	8,588
Subscription	42,351	54,687	53,467	7,368
Value-Added Services	2,398	16,311	8,855	1,220
Vertical Applications	19,775	22,155	26,639	3,671
Total Revenue	64,524	93,153	88,961	12,259
Gross Profits	46,372	56,685	58,844	8,109
Gross Margin	71.9%	60.9%	66.1%	66.1%